UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sangoma Technologies Corporation

(Exact name of registrant as specified in its charter)

Ontario, Canada	001-41175	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

333 Bay St, Suite 3400, Toronto, Ontario M5H 2S7
(Address of principal executive offices) (Zip Code)

Samantha Reburn, Chief Legal Officer and Corporate Secretary
Tel: 905-474-1990 ext. 4134
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Sangoma Technologies Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD for the reporting period from January 1, 2025 to December 31, 2025. The Company has filed herewith as Exhibit 1.01 its Conflict Minerals Report for the calendar year ended December 31, 2025, which is incorporated herein by reference. The Conflict Minerals Report is also available at https://www.sangoma.com/why-sangoma/investor-relations/. The foregoing reference to the Company’s website is provided for convenience only. The contents of the Company’s website are not incorporated by reference into this Form SD, including any attachments hereto, in any respects, nor are they deemed to be filed with the United States Securities and Exchange Commission.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SANGOMA TECHNOLOGIES CORPORATION

By:	/s/ Samantha Reburn

May 29, 2026

Samantha Reburn

Chief Legal Officer and Corporate Secretary